03 JUL 18 AM 7:21

82-2441

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003

(unaudited - prepared by management)


03024674

SUPPL

PROCESSED

JUL 22 2003

THOMSON FINANCIAL

dlw 7/21

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

May 31, 2003

(unaudited - prepared by management)

	May 31, 2003	August 31, 2002
ASSETS		
Current:		
Cash	$ 155,419	$ 92,492
Goods and services tax receivable	2,115	1,501
	$ 157,534	$ 93,993
Capital assets	8,756	7,821
	$ 166,290	$ 101,814
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 167,045	$ 116,215
SHAREHOLDERS' DEFICIT		
Share capital:		
Common shares	$ 5,892,760	$ 5,347,296
Preference shares	63,700	130,500
Deficit	(5,957,215)	(5,492,197)
	$ (755)	$ (14,401)
	$ 166,290	$ 101,814

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Nine Months Ended May 31, 2003

(unaudited – prepared by management)

	Three Months Ended May 31, 2003	Three Months Ended May 31, 2002	Nine Months Ended May 31, 2003	Nine Months Ended May 31, 2002
Revenue	$ -	$ -	$ -	$ -
Expenses:				
Accounting and legal	$ 29,374	$ 27,081	$ 71,853	$ 81,191
Advertising	466	140	1,345	3,979
Amortization	621	543	1,863	1,304
Automobile	1,950	2,129	6,112	6,029
Bank charges and interest	205	287	989	962
Consulting	38,750	2,528	107,831	34,611
License and fees	2,980	1,411	8,773	18,137
Management fees	28,850	28,550	73,950	69,650
Office	7,604	12,362	12,109	17,028
Rent	2,528	2,528	7,583	7,583
Telephone	1,741	1,391	5,493	3,726
Travel and promotion	8,025	9,305	17,507	16,308
	$ 123,094	$ 88,255	$ 315,408	$ 260,508
Loss before the undernoted	$ (123,094)	$ (88,255)	$ (315,408)	$ (260,508)
Interest income	211	76	664	972
Research and development costs	(12,434)	(15,109)	(150,274)	(70,695)
Net loss for the period	$ (135,317)	$ (103,288)	$ (465,018)	$ (330,231)
Deficit, beginning of period	(5,821,898)	(5,296,351)	(5,492,197)	(5,069,408)
Deficit, end of period	$ (5,957,215)	$ (5,399,639)	$ (5,957,215)	$ (5,399,639)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Nine Months Ended May 31, 2003

(unaudited – prepared by management)

	Three Months Ended May 31, 2003	Three Months Ended May 31, 2002	Nine Months Ended May 31, 2003	Nine Months Ended May 31, 2002
Cash flows from (used in) operating activities				
Net loss for the period	$ (135,317)	$ (103,288)	$ (465,018)	$ (330,231)
Add: item not affecting cash				
-amortization	621	543	1,863	1,304
	$ (134,696)	$ (102,745)	$ (463,155)	$ (328,927)
Changes in other non-cash items				
Goods and services tax receivable	(856)	2,656	(614)	(192)
Accounts payable	(33,201)	(11,859)	50,830	(169,182)
	$ (168,753)	$ (111,948)	$ (412,939)	$ (498,301)
Cash flows used in investing activities				
Acquisition of capital assets	$ -	$ (1,440)	$ (2,798)	$ (6,392)
Cash flows from (used in) financing activities				
Funds advanced for share subscription	$ -	$ 20,000	$ -	$ 20,000
Issuance of common shares	263,102	51,000	478,664	615,811
	$ 263,102	$ 71,000	$ 478,664	$ 635,811
Increase (decrease) in cash during the period	$ 94,349	$ (42,388)	$ 62,927	$ 131,118
Cash, beginning of period	61,070	180,238	92,492	6,732
Cash, end of period	$ 155,419	$ 137,850	$ 155,419	$ 137,850

KELSO TECHNOLOGIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2003

(unaudited – prepared by management)

1. Basis of Operations

The accompanying financial information reflects the same accounting policies and methods of applications as the audited consolidated financial statements for the year ended August 31, 2002. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles because certain information included in the audited consolidated financial statement for the year ended August 31, 2002 has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report.

KELSO TECHNOLOGIES INC.

QUARTERLY REPORT

SCHEDULE B

Nine Months Ended May 31, 2003

1. No deferred costs were incurred during the period.

2. Related Party Transactions

Related parties are directors and officers, companies controlled by the directors and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

Consulting	$	86,581
Management fees	$	69,950
Rent	$	7,583
Legal	$	51,045

These transactions are in the normal course of operations and are measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable are $96,471 to related parties.

3. a) Summary of Securities Issued During the Period:

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
11/0702	Common	Private Placement	1,071,470	$0.10	$ 107,147	Cash
11/07/02	Common	Private Placement	2,000,000	$0.05	$ 100,000	Cash
01/14/03	Common	Conversion	74,832	$0.30	$ 22,450	Preference shares
01/14/03	Common	Conversion	143,750	$0.20	$ 28,750	Preference shares
01/24/03	Common	Conversion	10,333	$0.30	$ 3,100	Preference shares
01/24/03	Common	Conversion	19,000	$0.25	$ 4,750	Preference shares

3. a) Summary of Securities Issued During the Period:, continued

02/13/03	Common	Exercise of Options	63,500	$0.11	$ 6,985	Cash
02/24/03	Common	Exercise of Options	13,000	$0.11	$ 1,430	Cash
03/19/03	Common	Exercise of Warrants	200,000	$0.10	$ 20,000	Cash
03/27/03	Common	Exercise of Warrants	118,280	$0.10	$ 11,828	Cash
03/28/03	Common	Exercise of Warrants	300,000	$0.11	$ 31,800	Cash
03/28/03	Common	Exercise of Warrants	51,730	$0.10	$ 5,173	Cash
05/01/03	Common	Exercise of Options	965,500	$0.10	$ 96,550	Cash
05/05/03	Common	Conversion	38,750	$0.20	$ 7,750	Preference Shares
05/09/03	Common	Exercise of Warrants	60,014	$0.10	$ 6,001	Cash
05/23/03	Common	Private Placement	834,088	$0.11	$ 91,750	Cash

b) Stock options granted during the period:

Date	Number of Shares	Name	Exercise Price	Expiry
09/04/02	400,299	John Carswell	$0.10	09/04/07
09/04/02	300,000	Barry LaCroix	$0.10	09/04/07
09/04/02	120,000	Harley D. Sinclair	$0.10	09/04/07
09/04/02	100,000	Bryce D. Stewart	$0.10	09/04/07
11/04/02	106,071	Stephen Grossman	$0.11	11/04/07
11/04/02	101,076	John Carswell	$0.11	11/04/07
11/04/02	100,000	Barry LaCroix	$0.11	11/04/07
03/28/03	300,000	Harley D. Sinclair	$0.13	03/28/08
03/28/03	162,000	Barry LaCroix	$0.13	03/28/08
03/28/03	76,500	John Carswell	$0.13	03/28/08

4. a) Share Capital:

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting preference, Series 1

100,000,000 common shares without par value

b) Issued and Fully Paid:

34,543,670 common shares

63,700 Class "A" convertible, voting preference shares, Series 1

c) Summary of Options, Warrants and Convertible Securities:

i) Stock Options Outstanding at May 31, 2003

Number of Shares	Exercise Price	Expiry Date
810,925	$0.11	March 3, 2005
56,647	$0.11	April 18, 2005
185,000	$0.10	April 18, 2005
502,571	$0.11	October 6, 2005
147,286	$0.10	November 22, 2006
800,299	$0.10	September 4, 2007
307,147	$0.11	November 4, 2007
538,500	$0.13	March 28, 2008

ii) Warrants Outstanding at May 31, 2003

Number of Shares	Exercise Price	Expiry Date
60,000	$0.10	September 18, 2003
1,089,770	$0.10	September 20, 2003
651,200	$0.10	September 21, 2003
67,636	$0.10	September 24, 2003
155,300	$0.10	October 1, 2003
1,838,620	$0.10	October 2, 2003
1,028,442	$0.10	October 3, 2003
62,120	$0.10	October 5, 2003
986,220	$0.10	November 4, 2003
143,750	$0.20	January 6, 2004
74,832	$0.30	January 6, 2004
19,000	$0.25	January 10, 2004
10,333	$0.30	January 10, 2004
38,750	$0.20	April 3,2004
75,000	$0.16	April 23,2004

ii) Warrants Outstanding at May 31, 2003, continued

200,000	$0.12	May 27, 2004
1,019,740	$0.10	October 28, 2004
74,832	$0.35	January 6, 2005
19,000	$0.25	January 10, 2005
10,333	$0.35	January 10, 2005
182,500	$0.23	April 3, 2005
834,088	$0.15	May 21, 2005

d) Escrowed Shares

750,000 common shares issued at $0.01 per share are held in escrow.

5. List of Directors

John Carswell
Stephen Louis Grossman
Bryce Stewart

List of Officers

Stephen L. Grossman – President and CEO
John Carswell – Vice President, Business Development, Corporate Communications and Marketing
D. Brian Hay – Vice President, Corporate Affairs and Development
Barry LaCroix – Vice President of Engineering
Harley D. Sinclair – Secretary

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION

SCHEDULE C

Nine Months Ended May 31, 2003

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a service trial prior to commercialization.

In order to enter the service trial, the Company must install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso has concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. These cars are now traveling throughout all of North America.

Kelso completed the first year of the two years AAR Service Trial as of November 14, 2002. On December 2, 2002, Kelso, an AAR Observer and GATX, a railroad service and repair facility near Sarnia, Ontario, conducted a required AAR teardown of five of its thirty valves in the service trial. An evaluation of the teardown along with other valve information was submitted to the AAR for their review and approval. On February 7, 2003, Kelso received an AAR Form 4-6 with the AAR Director of the Tank Car Committee approving the first year of the trial that allows general-purpose tank cars carrying non-hazardous materials to use the Kelso JS75 SRV Pressure Relief Valve. The AAR further approved Kelso to be able to continue through the second year of said trial. It might be noted that sixteen tank car committee members had to review the test information and then vote on approval. Nine out of the sixteen had to vote in favor of the information supplied to them in order to approve Kelso's request.

Kelso is pleased to report that of April 30, 2003, Kelso has surpassed the required mileage requirement for the second year of the service trial. At this time, there have been no problems reported regarding the remaining twenty-five valves in the trial. Having already met the mileage requirement set out by the AAR, it is assured that within the next couple of months, Kelso will be able to surpass the loads and unloads requirement as well. That being said, Kelso feels it once again will be able to contact the AAR in early fall to set-up the second tear down of five additional valves during this coming December dependent on the schedule within the AAR.

April 2003 was an exciting month for Kelso. It attended the Bureau of Explosives Trade Show in Dallas, Texas where several hazardous materials people met for both meetings and the trade show to view new and current products on the market. Several environmental companies were there as well. The Kelso JS75 SRV Pressure Relief Valve was well received. Kelso offered at the show the first warranty of its kind in the rail industry, a two-year money back warranty along with the ability to extend the warranty for nine years in total at an additional cost. Kelso spent months in writing several types of information and produced them in handout form comparing our external valve technology to the current internal technology being offered for sale. The advantages were many when it came to the Kelso valve. Besides the handouts, Kelso was the only company at the show who rented a 42" Sony Plasma Screen and ran a continuous Power Point Slide Presentation that drew many to our booth.

Also in April, Kelso attended the AAR Tank Car Committee Members Meeting in Houston, Texas. It gave me a personal chance to meet several at the meeting including thanking once again one of the tank car providers who is participating in our AAR Service Trial. It also provided Kelso the ability to discuss future sales with prospective clients. Between both the Dallas and Houston meetings, Kelso was very enthusiastic over the energy, excitement and interest these opportunities provided.

During the 3rd quarter, Kelso continued to work diligently on conferring with several groups, and/or, individuals in trying to structure a major financing that would allow Kelso to move into commercialization while continuing its ongoing research and development of other valves for the rail industry.

Discussion of Operations, Financial Condition and Milestones

Liquidity and Solvency

During the nine months ended May 31, 2003, the company had no revenues and incurred $315,408 in general and administrative expenses. The major expenditures during the year were as follows:

Accounting & Legal	$	71,853
Management fees	$	73,950
Consulting	$	107,831

Audit and accounting fees for the period totaled $3,500. Legal fees of $21,124 are due to the law firm of Godhino Sinclair (one of the principals of which is Harley Sinclair, the Company's Corporate Secretary) for general legal matters. $14,562 in legal fees related to patent work on the JS75 SRV.

During the period, $69,950 was accrued as management fees to Stephen L. Grossman (the President and CEO of the Company).

Subsequent Events

Subsequent to May 31, 2003, Kelso is in its second year of the required AAR Service Trial in order for the Company to seek approval for regulated commodities being transported by general-purpose railroad tank cars.

On July 3, 2003, Kelso announced it had closed a private placement in the amount of Thirty Thousand Dollars ($30,000.00) to be used for working capital.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...



Stephen L. Grossman, President and C.E.O.
Kelso Technologies Inc.